UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2013

Commission File 001 — 33175

Sterlite Industries (India) Limited

(Exact name of registrant as specified in the charter)

SIPCOT Industrial Complex

Madurai Bypass Road

T.V. Puram PO, Tuticorin,

Tamil Nadu 628 002, India

+91-22-0461 4242591

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sterlite Industries (India) Limited

Other Events

Sterlite Industries (India) Ltd: NGT judgment allows continued operations for Tuticorin Copper Smelter of Sterlite Industries

Tuticorin, August 8th 2013: The National Green Tribunal (NGT) has today in its judgment upheld its interim order of May 31, 2013, and has allowed the Tuticorin Copper Smelter to continue to operate.

We welcome this judgment and shall implement all recommendations laid down by the NGT appointed Expert Committee in a time bound manner. We will work closely with the regulatory authorities and the Government and will continue to ensure the highest environment standards at our operations.

For further information, please contact:

Ashwin Bajaj Senior Vice President – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531
Sheetal Khanduja AGM – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

About Sterlite Industries

Sterlite Industries (India) Limited is India’s largest diversified metals and mining company. The company produces aluminium, Copper, zinc, lead, silver, and commercial energy and has operations in India, Australia, Namibia, South Africa and Ireland. The company has a strong organic growth pipeline of projects. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit
www.sterlite-industries.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2013

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Din Dayal Jalan
Name:	Din Dayal Jalan
Title:	Chief Financial Officer